PRESS RELEASE
ASANKO GOLD PRODUCES 57,178oz IN Q4 2016

Q4 2016 Highlights:

  Gold production of 57,178 ounces and gold sales of 58,483 ounces against production guidance of 52,000 - 57,000oz

  US$70.1m in gold revenue at an average realized price of US$1,199 per ounce

  901,000 tonnes processed during the quarter with a feed grade of 2.15g/t

  Industry-leading safety record maintained with no LTIs reported during the quarter and a rolling 12 month LTIFR of 0.20.

  Strong balance sheet with unaudited cash and immediately convertible working capital balances of approximately US$66 million (December 31, 2016)

Vancouver, British Columbia, January 11, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce production results for the fourth quarter of 2016 ("Q4") from Phase 1 of the Asanko Gold Mine, located in Ghana, West Africa.

Commenting on the quarter's performance, Peter Breese, President and CEO, said "The operations once again had an impressive quarter with record production of over 57,000 ounces. With the mine now delivering against expectations and the process plant running steadily at 300,000 tonnes per month, or about 20% above design, we enter 2017 with a high performance operating asset that will position us well to finance our Phase 2A expansion project with cash flow from the operations.

Such a strong operating performance would not be as meaningful without the requisite safety performance and I'm again delighted to report that no Lost Time Injuries were recorded during the quarter. It underscores the tremendous efforts of the on-site team who I commend for their dedication and hard work during a transformational year."

Mining

Ore mining rates in the quarter averaged 433,353 tonnes per month ("tpm") at an average mining grade of 2.0g/t. Ore mining took place from the central portion of the pit as well as the newly opened up "eastern flank". The dual ramp system was fully commissioned enabling access from both the eastern and western sides of the Nkran pit. Focus on waste mining shifted to the north and western sides in preparation for the next sequence of ore mining in the centre and east of the pit.

Key Mining Statistics	Units	Q3 2016	Q4 2016
Total Tonnes Mined	000 t	7,332	7,231
Waste Tonnes Mined	000 t	6,003	5,931
Ore Tonnes Mined	000 t	1,326	1,300
Strip Ratio	W:O	4.5:1	4.6:1
Average Gold Grade Mined	g/t	1.9	2.0

The stockpile movements during the quarter are shown below.

ROM Stockpile	September 30, 2016			December 31, 2016
	Tonnes	Gold (g/t)	Gold (oz)	Tonnes	Gold (g/t)	Gold (oz)
High grade	8,482	3.20	872	44,366	3.16	4,507
Medium grade	138,824	1.77	7,920	222,273	1.96	13,981
Low grade	975,687	1.09	34,051	1,255,632	1.19	48,181
Total ROM	1,122,993	1.19	42,843	1,522,271	1.36	66,669

In addition to these stockpiles, there is a marginal ore stockpile for processing at the end of the mine life that consists of 465,343 tonnes at 0.79g/t (11,819 ounces of gold).

Processing

The processing plant operated at annualized rate of 3.6 million tonnes per annum ("Mtpa") (20% above design) during the quarter following the crushing circuit upgrades in late Q3 2016. In addition, metallurgical recoveries continue to exceed expectations at 94%. With the benefit of six months of steady-state operations data, the Company expects these recoveries to continue into the foreseeable future. As a result, gold production for the quarter averaged 19,000 ounces per month, which is well above the original feasibility parameters.

Key Production Statistics	Units	Q3 2016	Q4 2016
Ore Treated	000 t	852	901
Gold Feed Grade	g/t	2.1	2.1
Gold Recovery	%	94	94
Gold Produced	oz	53,986	57,178

Sales and Liquidity

Gold production for the quarter was 57,178 ounces with gold sales of 58,483 ounces at an average realized price of US$1,199 per ounce, generating gold sales revenue of US$70.1 million.

At quarter-end the Company's balance sheet had approximately US$66 million in unaudited cash and immediately convertible working capital balances. In addition, the Company has no significant current long term debt obligations with its first principal repayment on its US$150 million debt facility not due until July 1, 2018.

Health and Safety

There were no lost time injuries ("LTI") during the quarter, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 3,732,222 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate ("LTIFR") per million man hours worked is 0.20.

Enquiries:

For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).